UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934
TRANSMERIDIAN EXPLORATION, INC. (Name of Issuer)
COMMON STOCK, PAR VALUE $0.0006 PER SHARE (Title of Class of Securities)
89376N 10 8 (CUSIP Number)
Nurzhan Kurmanov Dostyk Avenue, 248, No. 12 Almaty, Kazakhstan 480013 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 19, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

CUSIP No.    CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nurzhan Kurmanov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization Republic of Kazakhstan

Number of Shares		7.	Sole Voting Power 5,100,000
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 5,100,000

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,100,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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13.	Percent of Class Represented by Amount in Row (11) Approximately 6.44%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.    CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kornerstone Investment Group, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 5,000,000
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 6.32%

14.	Type of Reporting Person (See Instructions) Limited Liability Company

Item 1. Security and Issuer

        This Statement on Schedule 13D relates to the common stock, $0.0006 par value per share ("Common Stock") of Transmeridian Exploration, Inc. (the "Issuer"). The executive offices of the Issuer are located at 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060.

Item 2. Identity and Background

        Pursuant to Rule 13d-1 (k)(1) of the Act, this statement is filed on behalf of the following individuals and entities (such persons being referred to collectively herein as the "Reporting Persons" and each as a "Reporting Person"):

        NURZHAN KURMANOV is a citizen of the Republic of Kazakhstan and his principal occupation is investments. He is also employed on a part-time basis as the First Deputy of the Chief Executive Officer of Caspi Neft TME in its Almaty, Kazakhstan office. Fifty percent (50%) of the ownership of Caspi Neft is held by the Issuer, and Caspi Neft is the Issuer's principal operating subsidiary. Mr. Kurmanov's principal business address is Dostyk Avenue, 248, No. 12, Almaty, Kazakhstan 480013. As of the date of this Schedule 13D, Mr. Kurmanov owns or otherwise exercises control over Kornerstone, Ltd. During the last five years, Mr. Kurmanov has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        KORNERSTONE INVESTMENT GROUP, LTD. is a corporation organized under the laws of the British Vigin Islands ("Kornerstone"). The principal business of Kornerstone is oil and gas operations. As of the date of this Schedule 13D, Mr. Kurmanov owns or otherwise exercises control over Kornerstone. Kornerstone's principal business address is is Dostyk Avenue, 248, No. 12, Almaty, Kazakhstan 480013. See Exhibit A for information concerning the name, citizenship, residence or business address and principal occupation or employment for each for executive officer and director of Kornerstone and of any other corporation or other person ultimately in control of Kornerstone. During the last five years, neither Kornerstone nor any of such persons listed on Exhibit A affiliated with Kornerstone has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Transactions by Kornerstone:

        On October 31, 2000, Kornerstone received 1,000,000 shares from the Issuer as consideration for services rendered under a consulting agreement with the Issuer, pursuant to which Kornerstone assisted the Issuer in restructuring the payment terms of its payment obligations relating to the South Alibek Field. The Issuer valued these shares for accounting purposes at $0.10 per share, or $100,000 in the aggregate.

        On April 8, 2002, Kornerstone received 4,000,000 shares from the Issuer as consideration for its services in assisting the Issuer in arranging $50 million of financing for the Issuer to fund the development of the South Alibek Field. Pursuant to the terms of the consulting agreement dated July 10, 2000, the Issuer valued these shares for accounting purposes at $0.05 per share, or $200,000 in the aggregate.

Transactions by Kurmanov:

        On April 12, 2002, Mr. Kurmanov received 100,000 shares from the Issuer as a bonus in connection with his services in extending the area covered by the Issuer's South Alibek Field oil exploration license in Kazakhstan. The Issuer valued such services for accounting purposes at $0.35 per share, or $35,000 in the aggregate.

Item 4. Purpose of Transactions

        The shares of the Issuer's Common Stock were acquired by each of the Reporting Persons for investment purposes only.

        No Reporting Person has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated in (a) through (i) above.

Item 5. Interest in Securities of the Issuer

        (a)-(b) As of the date of this Statement, Mr. Kurmanov, through his ownership and/or control of Kornerstone, is deemed to beneficially own 5,100,000 shares of the Common Stock of the Issuer. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares is held by Mr. Kurmanov. The number of shares of Common Stock of the Issuer outstanding as of April 12, 2004, the latest date for which such information is currently available, was 79,132,084. Based upon the total number of shares of the Issuer's Common Stock outstanding on April 12, 2004, the latest date for which such information currently is available, Mr. Kurmanov may be deemed to be the beneficial owner of approximately 6.44% of the Common Stock of the Issuer outstanding as of that date.

        The number of Shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-4 under the Act.

        (c)   Except for the transactions reported in this Statement, no transactions in the Issuer's Common Stock were effected by Mr. Kurmanov directly or indirectly during the past sixty days.

        (d)   Other than as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Mr. Kurmanov is an employed on a part-time basis as a consultant and First Deputy to the Chief Executive Officer of Caspi Neft TME ("Caspi Neft"), an Open Joint Stock Company organized under the laws of Kazakhstan. Fifty percent (50%) of the ownership of Caspi Neft is held by the Issuer, and Caspi Neft is the Issuer's principal operating subsidiary. There exist no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Kurmanov or any other Reporting Person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

        Exhibit A—Officers and Directors of Reporting Persons

        Exhibit B—Agreement Relating to Joint Filing of Schedule 13D

Signatures

        After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 19, 2004.

Signature:	/s/ NURZHAN KURMANOV
Name:	Nurzhan Kurmanov
KORNERSTONE INVESTMENT GROUP, LTD.
By:	/s/ NURZHAN KURMANOV
Name:	Nurzhan Kurmanov
Title:	Director

EXHIBIT A

OFFICERS AND DIRECTORS OF PERSONS NAMED IN ITEM 2

EXECUTIVE OFFICERS AND DIRECTORS OF KORNERSTONE INVESTMENT GROUP, LTD.

Executive Officers:

Name	Present Principal Occupation	Citizenship
Nurzhan Kurmanov	Director	Republic of Kazakhstan

Board of Directors:

Name	Present Principal Occupation	Citizenship
Nurzhan Kurmanov	Director	Republic of Kazakhstan

EXHIBIT B

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13D

        The undersigned hereby agree that a joint statement on Schedule 13D be filed on behalf of all the undersigned with respect to the securities of Transmeridian Exploration, Inc.

Date: May 19, 2004	Signature:	/s/ NURZHAN KURMANOV
	Name:	Nurzhan Kurmanov
Date: May 19, 2004	KORNERSTONE INVESTMENT GROUP, LTD.
	By:	/s/ NURZHAN KURMANOV
	Name:	Nurzhan Kurmanov
	Title:	Director